April 28, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Amanda Ravitz

Re:	Co-Diagnostics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 31, 2017 CIK No. 0001692415

Dear Ms. Ravitz:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated April 21, 2017 (the “Comment Letter”) relating to the filings made by Co-Diagnostics, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Explanatory Note, page 3

1.	We note your response to prior comment 1. If you choose to use 2 separate prospectuses, please continue to revise throughout to ensure that each prospectus clearly and thoroughly highlights the concurrent offering and related impacts. At a minimum, your revisions should address:

•	how the concurrent offerings could impact factors such as price, demand, and liquidity, and

•	the requirement in paragraph 16 of Schedule A and Item 501(b)(3) of Regulation S- K that an issuer include a fixed price or bona fide price range where there is no public market for that issuer’s securities. We note in this regard that the selling shareholder prospectus must disclose a bona fide price at which the selling shareholders will sell the offered shares until a market develops for your shares and thereafter at prevailing market prices or privately negotiated prices.

The Company will continue to revise throughout to ensure that each prospectus clearly and thoroughly highlights the concurrent offering and related impacts. To that end, both prospectuses identifies the other prospectus and the disclosure that sales of the concurrent offering may reduce the price of the Company’s common stock, demand for the shares and, as a result, the liquidity of the investment.

Securities and Exchange Commission

April 28, 2017

For the Selling Securityholder Prospectus, the Company indicated on the cover and in the Plan of Distribution that “selling shareholders must sell their shares at a fixed price per share of $[*] until there is a public market for the shares of common stock. Thereafter, the shares offered by this prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.”

Prospectus Summary, page 8

2.	Please revise further here and throughout to clearly identify what you intend to sell, in what part of the world and to whom. Importantly, your present disclosure focuses heavily on the scientific explanation of a unique algorithm underlying your proposed tests, but it is still unclear whether you have developed or will develop the actual test, or just sell the algorithm or a license. For example, under “The Company” you indicate that you intend to “manufacture and market molecular diagnostic tests that are designed … to provide better tests.” It is unclear from this whether you intend to sell a diagnostic test or a product that allows other companies to develop better tests. Also, clarify whether your menu of tests, described as “Current” in the bullet points under “Product Offering” are actually available to purchase.

The Company has significantly revised its business description in the Form S-1 and included a table to identify its products that are currently for sale and its product offerings for the future. The Company expects to generate revenue in the second quarter of 2017.

3.	In addition, you indicate that you intend to focus your sales efforts outside of the United States and Europe in the near term, but given your references to FDA, CE mark and CLIA, please ensure that you have highlighted your expectations in terms of regulatory pathways, including timelines and capital outlays, for any US or European sales. Any such disclosure should be clearly identified as subject to significant uncertainty. Further, provide more detail around your conclusions regarding FDA regulation for lab developed tests, as well as whether you expect that your plant in India will be subject to FDA inspection, and why you believe that your “field validation” will permit faster CE mark approval.

The Company has significantly revised its business description in the Form S-1 and included a table to identify its products that are currently for sale and its product offerings for the future.

Timetable	Region	Tests
Current (revenues in the 2nd quarter in 2017)	Caribbean and Central and South America[1]	Tuberculosis, Zika, Hepatitis B and C, Dengue
	India[2]	Tuberculosis
2018-2019	European Union[3]	Tuberculosis, Hepatitis B and C
2020-2025	United States[4]	To be determined based on need and regulatory barriers

The Company generally described the regulatory hurdles in each region.

Securities and Exchange Commission

April 28, 2017

4.	Explain what “field validation” entails and clarify, if true, that it does not relate to any present pending or anticipated FDA submission. Also, clarify that you have not taken any steps or made any preparations in furtherance of achieving a CE mark or FDA clearance.

Molecular diagnostics, such as the tests, are governed in Europe by the framework for in vitro diagnostics (IVDs), which encompasses diagnostic products such as reagents, instruments and systems intended for use in diagnosis of disease. The regulatory system for IVDs is built largely on a self-certification procedure, placing heavy responsibility on manufacturers. Non self-certified products are subject to the same standards as self-certified products but are subject to audit and review by a notified body prior to receiving approval to be CE-marked. Examples of current obligations include having in place a qualitative manufacturing process, user instructions that are clear and fit for purpose, ensuring that the ‘physical’ features of devices and diagnostics do not pose any danger. If a product fulfils these and other related control requirements, it may be CE-marked as an indication that the product is compliant with EU legislation and sold in the European Union.

The Company has received ISO 13485 and ISO 9001 certifications relating to the design and manufacture of medical device products. The ISO certification indicates that the Company meets the standards required to self-certify certain products and affix a CE marking for sales of products in countries accepting the CE marking (not in the United States) with only minimal further governmental approvals in each country. The Company expects to have its Zika and tuberculosis tests CE-marked in 2017. The Company estimates the remaining costs for CE-marks to be approximately $100,000.

The Company does not anticipate offering tests in the United States in the near future.

5.	We note your response to prior comment 4. Given that you have not yet derived any revenue from sales of your products, please clarify your reference to “maintaining” your profit margin in the first paragraph under the heading “The Company.”

The phrase “maintaining its profit margin” was a forward-looking statement. The Company modified such phrase to “generating a profit margin.”

6.	Please expand your response to prior comment 5 to disclose what material steps you must complete in order to achieve your timeline of making initial sales in India within six months of the closing of this offering and your anticipated capital needs to complete each step.

Since the tests will be conducted in India on Indian citizens, no FDA approval or inspection will be required. Certain Indian regulatory approval from the Central Drugs Standard Control Organization (CDSCO) must be acquired. The Company is engaging the services of an experienced consultant in India to help get us through this process. Research Use Only (RUO) reagents are able to be sold without requiring regulatory approval as long as they are labeled and designated as such. The Company is beginning to sell these products in India this quarter.

Securities and Exchange Commission

April 28, 2017

Recent Developments, page 10

7.	We note your added disclosure regarding the license agreement and stock purchase agreement with Watermark Group, Inc. and the January 31, 2017 lawsuit filed by P&G Holdings. Please tell us what consideration you have given to added risk factor disclosure regarding any potential liability you may have for terminating the license agreement, rescinding the stock purchase agreement, and pursuant to the lawsuit filed by P&G Holdings. Please also disclose the material terms of the rescission and cancelation agreement, and file as exhibits the stock purchase agreement, the rescission and cancelation agreement, and the $445,000 Watermark note.

As a result of the lawsuit and its investigation, the Company determined that it would unwind the transaction by terminating the license agreement effective as of October 11, 2016 and rescinding the stock purchase, which it did on March 22, 2017, in an agreement with the Former Shareholder. Under the terms of the rescission and cancellation of the license agreement, the Company returned the shares of stock of Watermark that it held to the seller of the stock and agreed to repay a portion of the initial license fee it received. In that connection the Company executed a note payable to Watermark in the principal amount of $445,000. The note principal is due December 31, 2020. Following the rescission of the stock purchase agreement and the cancellation of the license, the Related Note was paid by Watermark and the lawsuit by P&G Holdings was dismissed. The relevant documents have been filed with the Form S-1.

The Offering, page 12

8.	Revise to make clear that you have not yet applied for or received your Nasdaq listing or ticker symbol.

This section was amended to disclose that the Company intends to apply to list its common stock on the NASDAQ under the symbol “CODX.”

Risk Factors, page 13

9.	Please reconcile your response to prior comment 10 with your disclosure in the last paragraph on pages 8 and 44 indicating that you may derive revenue from HMOs.

All references to HMOs have been removed since the Company does not expect to sell its products in the United States or any country where it expects HMOs to pay for its products.

Securities and Exchange Commission

April 28, 2017

Use of Proceeds, page 31

10.	We note your response to prior comment 12. Please reconcile your disclosure here regarding $10 million with the proposed maximum aggregate offering price disclosed in your fee table and ensure that your fee table covers the maximum amount of all securities being registered by both prospectuses.

The Company revised the use of proceeds and the fee table.

Capitalization, page 32

11.	We refer to prior comment 14. Please revise the table to present total capitalization equal to the sum of total debt, including both current and non-current portions, and total stockholders’ deficit. Please also revise to show both historical capitalization as of the most recent balance sheet date presented in the filing and pro forma capitalization adjusted for the proceeds of the offering and any other material changes in capitalization expected to occur in connection with your offering.

The Company revised the capitalization table

Management’s Discussion and Analysis, page 34

Executive Overview, page 37

12.	We note your response to prior comment 15. Please ensure that your exhibit index includes all exhibits that will be filed with your registration statement.

The Company updated its exhibit index for the exhibits required to be filed with the Form S-1.

13.	In the second paragraph on page 39, please clarify whether the conversion price is the greater or lesser of the two alternatives.

An analysis of the conversion prices will be performed when the initial public offering price can be estimated.

Net Loss, page 41

14.	It appears from your disclosure that your net loss decreased for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Accordingly, please revise your disclosure regarding an increase in net loss or advise.

The Company revised this paragraph in its discussion on the results of operations.

Securities and Exchange Commission

April 28, 2017

Business, page 43

Product Offering, page 45

15.	We note your response to prior comment 18; however, you continue to include disclosure here and on page 9 about your current offerings in international markets. Please revise.

The Company has significantly revised its disclosure. See the response to comments #2 and #3.

CDI Reagents and Software, page 45

16.	We note your response to prior comment 19. We may have further comments pending our receipt and review of the supplemental materials.

The Company has eliminated this disclosure from the Form S-1 with the significant revision of its business description.

Revenue Model, page 46

17.	We note your response to prior comment 21. Please disclose the material terms of your agreement with Synbiotics Limited, including the material obligations of the parties, duration of the agreement, and any termination provisions, and file the agreement as an exhibit.

The Company disclosed the material terms of the agreement with Synbiotics Limited, including the material obligations of the parties, duration of the agreement, and any termination provisions, and filed the agreement as an exhibit.

18.	Please expand your revisions made in response to prior comment 22 to describe the regulatory process in India and in the disclosed Caribbean nations and the steps you will need to complete to achieve your anticipated regulatory approval timeframe. Please also explain what you mean by “successfully marked” in the last paragraph on page 46.

The Company has significantly revised its disclosure. See the response to comment #3.

Principal Stockholders, page 56

19.	Please advise how you determined not to (1) aggregate the holdings of Dwight and Seth Egan or (2) include the selling security holders in this table.

The Company did not aggregate the holdings of Dwight and Seth Egan because they do not share the same household. Also, based on the 108,704,025 shares outstanding, the Company does not believe any of the selling security holders would own 5% or more of the Company’s common stock.

Securities and Exchange Commission

April 28, 2017

Certain Relationships and Related Party Transactions, page 57

20.	We note your response to prior comment 28. Please reconcile your disclosure in the fifth paragraph of this section with your disclosure in the last paragraph on page F-18 regarding the oral modification to the license agreement, and tell us whether you have any written documentation of this oral modification. Please also file as an exhibit the March 1, 2017 amendment to the April 18, 2014 license agreement.

The Company revised the disclosure to include the oral modification, which was not reduced to writing, and the written March 1, 2017 amendment which has been filed as an exhibit.

21.	Please file as exhibits the revolving loan agreements with the entities associated with your CFO.

The Company filed all such agreements.

Description of our Capital Stock, page 58

22.	Please respond to that portion of prior comment 29 that asked you to provide the disclosure required by Regulation S-K Item 201(a)(2).

The Company provided the required disclosure required by Regulation S-K Item 201(a)(2) under Description of our Capital Stock.

Consolidated Financial Statements, page F-1

Note 1. Description of Business, page F-7

23.	We note that you entered into an agreement with Synbiotics Limited to construct and jointly own and operate a manufacturing facility in India. Please expand the notes to financial statements to describe the significant terms of the arrangement, including a description of your rights and obligations and the related accounting applied.

The Company revised the notes to financial statements to describe the significant terms of the arrangement with Synbiotics Limited, including a description of its rights and obligations and the related accounting applied.

24.	The first paragraph of the revenue disclosure on page F-10 describes general revenue policies for equipment and services. However, disclosure on page 45 of your filing suggests that your planned products include reagents and software. Please either revise the disclosure to be specific to your planned product offering or consider whether it is appropriate and useful to disclose a prospective revenue policy at this time.

Language was added to clarify related to sales of our mobile test laboratories and sales of test kits.

Securities and Exchange Commission

April 28, 2017

25.	As a related matter, tell us why you should not present disclosure about the pending adoption of ASC 606, Revenue from Contracts with Customers.

A disclosure was added in Recent Accounting Pronouncement section of the footnotes.

Note 2. Notes Payable, page F-11

26.	The descriptions for some of your notes payable appear to have conversion terms that were contingent on filing a registration statement by December 31, 2016. Since that event did not occur by the specified date, please expand your disclosure to clarify the impact on the terms of the notes.

The Company amended such notes to extend the date from December 31, 2016 to April 30, 2016.

27.	The descriptions for some of your notes payable have conversion terms that reference an anticipated bridge financing. Please revise to clarify whether you are referring to the December 2016 bridge notes or some other anticipated financing.

The Company revised its disclosure to reflect that the anticipated bridge financing was the bridge financing closed on December 12, 2016.

28.	With respect to the December 2016 Bridge notes payable, please reconcile the disclosure on page F-14 about the conversion terms with disclosure about the conversion terms appearing on pages 39, 65 and 74 of your filing. Please ensure that the notes to financial statements fully describe the conversion terms and potential penalties in the event of non- performance. Refer to ASC 470-10-50-5.

Language was added clarifying the reconciliation of the total debt principal and new funding received.

29.	As a related matter, please ensure that the notes to financial statements fully explain all material rights and privileges of the Bridge notes. For instance, based on the underlying agreements, the notes appear to include registration rights, restrict your ability to restructure other debt and provide for significant penalties in the event of default or other non-performance. Refer to ASC 470-10-50-5.

The Company revised the description of the rights of the holders of the Bridge notes.

30.	With respect to the warrants issued with the Bridge notes, the description of the floating exercise price does not appear to be as described in the underlying agreement filed in Exhibit 10.7. Please revise or advise. Further, based on the underlying agreement, it appears that there are circumstances where you could be required to issue additional warrants. Please ensure that the notes to financial statements describe all material terms of the warrants. Refer to ASC 505-10-50-3.

The Company revised the description of the floating exercise price and disclosed the circumstances where it may need to issue additional warrants.

Securities and Exchange Commission

April 28, 2017

31.	Based on the underlying agreements, the bridge notes and related warrants appear to include a down-round feature for subsequent sales of equity. Please expand the notes to financial statements to describe this feature and to describe the potential impact of the registration and public listing of your shares on the accounting for the conversion feature and warrants. Refer to ASC 815-40. Similar considerations appear applicable to your other convertible debt instruments.

The Company revised the description of the bridge notes and related warrants to describe the effects of the issuance of common stock or common stock equivalents at a lower price.

Note 3. Stock-based Compensation, page F-16

32.	Tell us why you believe it is appropriate to estimate expected volatility based on volatility of one comparable company. Similarly, for warrants, tell us how you determined “historical and market-based implied volatility” for your privately held shares.

The Company made corrections to the language of the section to reflect the use of three comparable companies.

Alternate pages for Selling Stockholder Prospectus

33.	We note that that the notes are convertible at a rate that depends upon the price in the underwritten portion of this offering. Please confirm, however, that you will complete the volume of shares offered prior to requesting effectiveness. This also applies to the form of primary offering prospectus.

The Company will complete the volume of shares offered prior to requesting effectiveness.

Recent Sales of Unregistered Securities, page 72

34.	Please provide the Regulation S-K Item 701 disclosure for the November and December convertible promissory notes disclosed on page 58.

The Company provided the Regulation S-K Item 701 disclosure for the November and December convertible promissory notes.

Please at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Dwight Egan
Reed Benson